AMYRIS, INC.

5885 Hollis Street

Emeryville, California 94608

(510) 786-6946

September 18, 2015

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
Division of Corporation Finance

Re:	Amyris, Inc.
Form S-3 initially filed August 12, 2015, as amended
File No. 333-206331

Via EDGAR – Withdrawal of Acceleration Request

Ladies and Gentlemen:

Amyris, Inc. (the "Registrant”) hereby withdraws its the request it submitted to the staff of the Securities and Exchange Commission (the “Commission”) on September 16, 2015 requesting that the Commission take appropriate action to accelerate the effectiveness of the above-captioned Registration Statement on Form S-3.

Sincerely,

AMYRIS, INC.

By: /s/ Nicholas Khadder

Nicholas Khadder

General Counsel & Secretary

cc:	Craig Slivka, Division of Corporation Finance - Securities and Exchange Commission
Leland Benton, Division of Corporation Finance - Securities and Exchange Commission
Dan Winnike, Fenwick & West LLP
Faisal Rashid, Fenwick & West LLP